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                                                                     EXHIBIT 8.1

June 4, 2002



AECOM Merger Corporation
555 South Flower Street, Suite 3700
Los Angeles, California 90071

          Re:  Merger among AECOM Technology Corporation, AECOM Merger
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               Corporation and AECOM Merger Subsidiary Corporation
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Ladies and Gentlemen:

     We have acted as counsel to AECOM Merger Corporation, a Delaware corporation (the "Company"), in connection with the Agreement and Plan of Merger, dated April 12, 2002 (the "Merger Agreement"), among the Company, AECOM Technology Corporation, a Delaware corporation ("Old AECOM") and AECOM Merger Subsidiary Corporation, a Delaware corporation and a wholly-owned subsidiary of the Company ("Merger Sub"). The Company and Merger Sub are newly formed corporations that were created solely in order to consummate the transactions described herein. Pursuant to the Merger Agreement, among other things, Merger Sub will merge with and into Old AECOM with Old AECOM surviving and the holders of Old AECOM common stock will receive Company class A common stock, the holders of Old AECOM convertible preferred stock will receive Company convertible preferred stock and the holders of old AECOM class B preferred stock will be redeemed. Directly following the merger of Old AECOM and Merger Sub, Old AECOM will merge with and into the Company, with the Company surviving. We refer to the merger of Old AECOM and Merger Sub and the merger of Old AECOM and the Company collectively as the "Merger." The time at which the Merger becomes effective is hereafter referred to as the "Effective Time." For purposes of this opinion, capitalized terms used and not otherwise defined herein shall have the meaning ascribed thereto in the Merger Agreement. This opinion is being delivered in connection with the Company's Registration Statement on Form S-4, filed by the Company with the Securities and Exchange Commission ("SEC") on February 11, 2002 (Registration No. 333-82516, as amended) (the "Registration Statement"), to which this opinion appears as an exhibit.

     In our capacity as such counsel, we have examined originals or copies of those corporate and other records and documents we considered appropriate, including the Merger Agreement and the Registration Statement. We have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with originals of all documents submitted to us as copies.

     In rendering this opinion, we have made the following factual assumptions:

     (a) the Merger will be effected in accordance with the Merger Agreement;

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     (b) the statements concerning the Merger set forth in the Merger Agreement and the Registration Statement are true, complete and correct at all times up to and including the Effective Time;

     (c) the representations made by the Company in the representation letter delivered to us for purposes of this opinion (the "Representation Letter") are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Time; and

     (d) any representations made in the Merger Agreement or the Representation Letter "to the knowledge of," or based on the belief of the Company or similarly qualified are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Time, in each case without such qualification.

     We have also assumed that the parties have complied with and, if applicable, will continue to comply with, the covenants contained in the Merger Agreement. In addition, we have assumed that the merger of Merger Sub into Old AECOM and the merger of Old AECOM into the Company, each will be effective under the laws of the State of Delaware.

     Our opinion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, administrative interpretations, and judicial precedents as of the date hereof. There is no assurance that legislative or administrative changes or court decisions may not be forthcoming that would significantly modify the statements and opinions expressed herein. If there is any subsequent change in the applicable laws or regulations or the interpretation thereof, or if there are any changes in the facts or circumstances surrounding the Merger, the opinion expressed herein may become inapplicable.

     Based on the foregoing, and our review and analysis of the current state of the law and subject to the limitations and qualifications in this opinion and the Registration Statement, it is our opinion that the material United States federal income tax consequences are as follows:

     (i) No gain or loss will be recognized by Old AECOM, Merger Sub or the Company solely as a result of the Merger;

     (ii) No gain or loss will be recognized by a holder of Old AECOM common stock on the exchange of that stock for Company class A common stock pursuant to the Merger, except with respect to cash received by a holder who exercises such holder's dissenter's rights;

     (iii) No gain or loss will be recognized by a holder of Old AECOM convertible preferred stock on the exchange of that stock for Company convertible preferred stock pursuant to the Merger, except with respect to cash received by a holder who exercises such holder's dissenter's rights;

     (iv) The aggregate tax basis of the Company class A common stock and Company convertible preferred stock received by a holder in the Merger will be the same as
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June 4, 2002 - Page 3


           the aggregate tax basis of the surrendered Old AECOM common stock and Old AECOM convertible preferred stock, respectively;

     (v) The holding period for each share of Company class A common stock and Company convertible preferred stock received in the Merger will including the holding period of the Old AECOM common stock and Old AECOM convertible preferred stock, respectively, exchanged therefor; and

     (vi) A holder who exercises appraisal rights generally will recognize gain or loss for federal income tax purposes, measured by the difference between the amount of cash received and the holder's basis in such shares.

     We express our opinion herein only as to those matters of United States federal income taxation specifically set forth under the caption "Federal Income Tax Consequences to Stockholders" in the Registration Statement and no opinion should be inferred as to the tax consequences of the Merger under any state, local or foreign law, or with respect to other areas of United States federal taxation. This opinion represents only counsel's best legal judgment, and has no binding effect or official status of any kind, so that no assurance can be given that the positions set forth above will be sustained by a court, if contested.

     We consent to the use of this opinion as an exhibit to the Registration Statement and further consent to the use of our name under the captions "Federal Income Tax Consequences to Stockholders" and "Legal Matters" in the Proxy Statement/Prospectus constituting a part of the Registration Statement. This opinion is delivered to the Company for the benefit of the Company and its stockholders. This opinion may not be made available to any other person or entity without our prior written consent.

                                      Respectfully submitted,

                                      /s/ O'MELVENY & MYERS LLP